Form 10-K, Exhibit 13
period 2005-12-31
FIDELITY BANCSHARES NC INC /DE/
filed 2006-03-16
CIK 825953

Exhibit 13

Fidelity Bankshares, Inc.

and Subsidiaries

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Fidelity Bankshares, Inc.

West Palm Beach, Florida

We have audited the accompanying consolidated statements of financial position of Fidelity Bankshares, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, comprehensive operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Certified Public Accountants

West Palm Beach, Florida

March 14, 2006

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31, 2004 AND 2005

	2004	2005
	(In Thousands, except share data)
ASSETS
CASH AND CASH EQUIVALENTS:
Cash and amounts due from depository institutions	$108,327	$150,657
Interest-earning deposits	41,082	39,283

Total cash and cash equivalents	149,409	189,940

SECURITIES AVAILABLE FOR SALE (At fair value):
Municipal bonds and United States government and agency securities	65,156	54,136
Mortgage-backed securities	440,473	356,337

Total securities available for sale	505,629	410,473
SECURITIES HELD TO MATURITY (At cost):
Mortgage-backed securities (fair value - $90,048 and $241,463 at December 31, 2004 and 2005, respectively)	89,167	242,497
LOANS RECEIVABLE, Net of allowance for loan losses – $13,628 and $16,171 at December 31, 2004 and 2005, respectively	2,556,700	3,036,710
OFFICE PROPERTIES AND EQUIPMENT, Net	83,439	91,164
FEDERAL HOME LOAN BANK STOCK, (At cost)	17,399	11,398
FORECLOSED ASSETS, Net	—	1,793
ACCRUED INTEREST RECEIVABLE	12,379	16,273
DEFERRED INCOME TAX ASSET	7,883	11,933
GOODWILL	2,171	14,256
CORE DEPOSIT INTANGIBLES	—	6,528
OTHER ASSETS	46,363	49,646

TOTAL ASSETS	$3,470,539	$4,082,611

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
DEPOSITS	$2,814,670	$3,540,874
OTHER BORROWED FUNDS	46,097	54,113
ADVANCES FROM FEDERAL HOME LOAN BANK	250,855	92,364
ADVANCES BY BORROWERS FOR TAXES AND INSURANCE	3,166	1,461
JUNIOR SUBORDINATED DEBENTURES	53,608	53,608
OTHER LIABILITIES	50,860	55,423

TOTAL LIABILITIES	3,219,256	3,797,843

COMMITMENTS AND CONTINGENT LIABILITIES (Note 17)

STOCKHOLDERS’ EQUITY
PREFERRED STOCK, 2,000,000 shares authorized, none issued	—	—
COMMON STOCK ($.10 par value) 30,000,000 authorized shares: outstanding 24,425,050 and 25,114,716 at December 31, 2004 and 2005, respectively (Note 1)	2,442	2,511
ADDITIONAL PAID IN CAPITAL	152,398	167,197
RETAINED EARNINGS – substantially restricted	105,556	129,842
TREASURY STOCK – at cost 441,082 and 416,799 shares at December 31, 2004 and 2005, respectively	(1,756)	(1,794)
COMMON STOCK ALLOCATED TO:
Employee stock ownership plan	(3,909)	(3,561)
Recognition and retention plan	(3,045)	(1,785)
ACCUMULATED OTHER COMPREHENSIVE LOSS (Net of applicable income taxes)	(403)	(7,642)

TOTAL STOCKHOLDERS’ EQUITY	251,283	284,768

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,470,539	$4,082,611

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005
	(In Thousands, except per share data)
Interest income:
Loans	$128,230	$141,916	$171,959
Investment securities	1,236	3,219	2,008
Other investments	1,632	1,416	1,604
Mortgage-backed securities	12,585	18,113	30,980

Total interest income	143,683	164,664	206,551

Interest expense:
Deposits	38,605	39,676	61,807
Advances from Federal Home Loan Bank and other borrowings	18,559	20,188	14,404

Total interest expense	57,164	59,864	76,211

Net interest income	86,519	104,800	130,340

Provision for loan losses	3,122	2,736	1,877

Net interest income after provision for loan losses	83,397	102,064	128,463

Other income:
Service charges on deposit accounts	10,082	11,048	11,309
Fees for other banking services	6,912	8,126	9,381
Net gain on sale of loans	4,159	619	728
Net gain (loss) on sale of securities	(2,364)	407	—
Miscellaneous	851	1,943	1,935

Total other income	19,640	22,143	23,353

Operating expense:
Employee compensation and benefits	43,481	49,117	56,936
Occupancy and equipment	14,476	16,612	20,847
Marketing	2,130	2,294	2,898
Miscellaneous	13,550	18,597	19,378

Total operating expense	73,637	86,620	100,059

Income before provision for income taxes	29,400	37,587	51,757

Provision (benefit) for income taxes:
Current	12,813	16,456	21,642
Deferred	(1,334)	(1,766)	(1,967)

Total provision for income taxes	11,479	14,690	19,675

Net income	$17,921	$22,897	$32,082

Earnings per share (Notes 1 and 19):
Basic	$0.82	$1.04	$1.32

Diluted	$0.81	$1.01	$1.28

Dividends declared per share	$0.27	$0.28	$0.32

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005
	(In Thousands)
Net Income	$17,921	$22,897	$32,082
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on assets available for sale:
Unrealized holding gains (losses) arising during period	(418)	2,854	(7,331)
Reclassification adjustment for (gains) losses realized in net income	1,442	(248)	—
Minimum pension liability adjustment	(206)	(292)	92

Subtotal	818	2,314	(7,239)

Comprehensive income	$18,739	$25,211	$24,843

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Common Stock	Additional Paid In Capital	Retained Earnings- Substantially Restricted	Treasury Stock	Employee Stock Ownership Plan	Recognition and Retention Plan	Accumulated Other Comprehensive Income (Loss)	Total
	(In Thousands)
Balance - December 31, 2002	$1,587	$125,648	$77,687	$(21,705)	$(4,609)	$(5,986)	$(3,535)	$169,087
Net income for the year	—	—	17,921	—	—	—	—	17,921
Stock options exercised and related tax benefit	11	525	—	—	—	—	—	536
Purchase of treasury stock	—	—	—	(176)	—	—	—	(176)
Common stock retired	(103)	(20,339)	—	20,133	—	—	—	(309)
Reclassification of common stock held by deferred compensation plan	—	46	—	(46)	—	—	—	—
Recognition of unrealized increase in fair value of assets available for sale net of income taxes	—	—	—	—	—	—	1,024	1,024
Minimum pension liability adjustment	—	—	—	—	—	—	(206)	(206)
Allocation and issuance of common stock for Recognition and Retention Plan	7	(7)	—	—	—	—	—	—
Amortization of deferred compensation - Employee Stock Ownership Plan	—	519	—	—	352	—	—	871
Recognition and Retention Plan	—	—	—	—	—	1,576	—	1,576
Cash dividends declared ($0.27 per share)	—	—	(5,815)	—	—	—	—	(5,815)

Balance - December 31, 2003	1,502	106,392	89,793	(1,794)	(4,257)	(4,410)	(2,717)	184,509
Net income for the year	—	—	22,897	—	—	—	—	22,897
Stock options exercised and related tax benefit	9	2,157	—	—	—	—	—	2,166
Sale of common stock	115	43,714	—	—	—	—	—	43,829
Common stock retired	(4)	(1,523)	—	—	—	—	—	(1,527)
Reclassification of common stock held by deferred compensation plan	—	(38)	—	38	—	—	—	—
Recognition of unrealized increase in fair value of assets available for sale net of income taxes	—	—	—	—	—	—	2,606	2,606
Minimum pension liability adjustment	—	—	—	—	—	—	(292)	(292)
Allocation and issuance of common stock for Recognition and Retention Plan	6	329	—	—	—	—	—	335
Amortization of deferred compensation - Employee Stock Ownership Plan	—	971	—	—	348	—	—	1,319
Recognition and Retention Plan	—	—	—	—	—	1,365	—	1,365
Tax benefit of distributions from deferred compensation plans	—	396	—	—	—	—	—	396
3 for 2 common stock split	814	—	(814)	—	—	—	—	—
Cash dividends declared ($0.28 per share)	—	—	(6,320)	—	—	—	—	(6,320)

Balance - December 31, 2004	2,442	152,398	105,556	(1,756)	(3,909)	(3,045)	(403)	251,283
Net income for the year	—	—	32,082	—	—	—	—	32,082
Stock options exercised and related tax benefit	11	1,493	—	—	—	—	—	1,504
Common stock retired	(5)	(1,387)	—	—	—	—	—	(1,392)
Issuance of common stock for acquisition	53	12,805	—	—	—	—	—	12,858
Reclassification of common stock held by deferred compensation plan	—	38	—	(38)	—	—	—	—
Recognition of unrealized decrease in fair value of assets available for sale net of income taxes	—	—	—	—	—	—	(7,331)	(7,331)
Minimum pension liability adjustment	—	—	—	—	—	—	92	92
Allocation and issuance of common stock for Recognition and Retention Plan	10	(10)	—	—	—	—	—	—
Amortization of deferred compensation - Employee Stock Ownership Plan	—	1,122	—	—	348	—	—	1,470
Recognition and Retention Plan	—	—	—	—	—	1,260	—	1,260
Tax benefit of distributions from deferred compensation plans	—	738	—	—	—	—	—	738
Cash dividends declared ($0.32 per share)	—	—	(7,796)	—	—	—	—	(7,796)

Balance - December 31, 2005	$2,511	$167,197	$129,842	$(1,794)	$(3,561)	$(1,785)	$(7,642)	$284,768

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005
	(In Thousands)
CASH FLOWS FROM (FOR) OPERATING ACTIVITIES:
Net Income	$17,921	$22,897	$32,082
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,203	6,006	7,085
Amortization of core deposit intangibles	—	—	570
ESOP and recognition and retention plan expense	2,447	2,685	2,730
Accretion of discounts, amortization of premiums and other deferred yield items	(1,027)	(4,281)	(7,020)
Provision for loan losses	3,122	2,736	1,877
Provisions for losses and net (gains) losses on sales of foreclosed assets	(33)	(12)	(130)
Net (gain) loss on sale of:
Loans	(4,159)	(619)	(728)
Securities available for sale	2,364	(407)	—
Office properties and equipment	177	(302)	48
Increase in accrued interest receivable	(1,429)	(1,252)	(3,395)
Increase in other assets	(5,278)	(96)	(1,511)
Increase in deferred income taxes	(1,334)	(1,766)	(1,967)
Increase (decrease) in other liabilities	(776)	8,379	4,064

Net cash provided by operating activities	16,198	33,968	33,705

CASH FLOW FROM (FOR) INVESTING ACTIVITIES:
Loan originations, net of principal payments on loans	(409,276)	(446,092)	(586,708)
Principal payments received on mortgage-backed securities	281,571	169,982	128,480
Purchases of:
Loans	(40,854)	(38,137)	(39,893)
Mortgage-backed securities available for sale	(693,042)	(355,069)	(6,947)
Federal Home Loan Bank stock	(1,390)	(21,769)	(18,062)
Municipal bonds and United States government and agency securities available for sale	(162,516)	(59,755)	—
Office properties and equipment	(8,617)	(17,429)	(11,235)
Proceeds from sales of:
Loans	199,472	33,498	43,170
Federal Home Loan Bank stock	987	17,692	24,631
Corporate debt securities	38,264	—	—
Municipal bonds and United States government and agency securities available for sale	—	114,879	24,667
Foreclosed assets acquired in settlement of loans	895	77	160
Mortgage-backed securities available for sale	43,483	221,632	8,459
Office properties and equipment	550	502	—
Proceeds from maturities of municipal bonds and United States government and agency securities	129,140	145	10,170
Net cash received from acquisition	—	—	6,577
Other	(689)	937	788

Net cash used for investing activities	(622,022)	(378,907)	(415,743)

CASH FLOW FROM (FOR) FINANCING ACTIVITIES:
Proceeds from the sale of common stock, net of issuance costs	309	44,034	307
Purchase of treasury stock	(176)	—	—
Issuance of junior subordinated debentures net of issuance costs	21,450	29,822	—
Pay off junior subordinated debentures	—	(28,750)	—
Cash dividends paid	(5,792)	(5,866)	(7,744)
Net increase (decrease) in:
NOW accounts, demand deposits and savings accounts	643,636	407,798	339,522
Certificates of deposit	(81,876)	(53,229)	249,192
Advances from Federal Home Loan Bank	11,190	(13,706)	(165,004)
Other borrowed funds	(2,327)	4,008	8,016
Advances by borrowers for taxes and insurance	(369)	350	(1,720)

Net cash provided by financing activities	586,045	384,461	422,569

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,779)	39,522	40,531
CASH AND CASH EQUIVALENTS, Beginning of year	129,666	109,887	149,409

CASH AND CASH EQUIVALENTS, End of year	$109,887	$149,409	$189,940

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fidelity Bankshares, Inc. (the “Company”) is the parent of Fidelity Federal Bank & Trust (the “Bank”), a wholly-owned subsidiary of the Company.

The Bank’s operations are primarily concentrated in Palm Beach, Martin and St. Lucie counties in Southeast Florida.

The accounting and reporting policies of the Company and its subsidiaries conform, in all material respects, to accounting principles generally accepted in the United States of America (“generally accepted accounting principles”). The following summarizes the more significant of these policies:

Principles of Consolidation – The consolidated financial statements include the accounts of the Company, the Bank and the Bank’s wholly-owned subsidiaries, Fidelity Realty and Appraisal Services, Inc. (“FRAS”) and Florida Consolidated Agency, Inc. (“Fidelity Insurance”). All significant intercompany balances and transactions have been eliminated. Neither the Bank nor its subsidiaries are or have been involved in any joint ventures during any periods presented.

FRAS, principally, performs appraisals for and sells real estate owned by the Bank. Fidelity Insurance, an insurance agency, sells a full line of insurance products.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – For presentation purposes in both the consolidated statements of financial position and cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Net cash flows are reported for customer loan and deposit transactions, advances from the Federal Home Loan Bank and other borrowings.

Securities – Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive operations.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other than temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Transfers of Financial Assets – Transfers of financial assets, which for the Company are primarily mortgage loans, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the assets through an agreement to repurchase them before maturity.

Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Company:

a.	Derecognizes all assets sold;

b.	Recognizes all assets obtained and liabilities incurred in consideration as proceeds of the sale;

c.	Initially measures, at fair value, assets obtained and liabilities incurred in a sale; and

d.	Recognizes any gain or loss on the sale.

Upon completion of a transfer of assets, such as the securitization of loans and retention of the securities representing the Company’s continuing interest in such loans as assets Held to Maturity, the Company applies steps a., b., and c., above. However, no gain is recognized, as the transaction does not meet the requirements for sale treatment. To the extent that the fair values of the assets retained are less than the costs of the assets transferred, at the date of transfer, the carrying values of the retained assets are reduced to fair value by a corresponding charge against income.

Interest Rate Risk – The Bank is engaged principally in providing first mortgage loans (both adjustable rate and fixed rate mortgage loans) to customers (See Note 5 for the composition of the mortgage loan portfolio). Mortgage loans and investment securities are funded primarily with short-term liabilities which have interest rates that vary with market rates over time. Net interest income and the market value of net interest-earning assets will fluctuate based on changes in interest rates and changes in the levels of interest-sensitive assets and liabilities. The actual duration of interest-earning assets and interest-bearing liabilities may differ significantly from the stated duration as a result of prepayment, early withdrawals, and similar factors.

Loans Held for Sale – Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Loans – The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Florida. The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage loans is discontinued at the time the loan is 90 days past due. The accrual of interest on consumer and commercial business loans is discontinued at the time the loan is 60 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Allowance for Loan Losses – The Company maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. Loan losses are charged off against the allowance when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Company’s methodology for assessing the appropriateness of the allowance consists of several key elements, which include a formula allowance and specific allowances.

The formula allowance is calculated by applying loss factors to outstanding loans based on an internal risk grade of such loans or pools of loans. Loss factors are based on the Company’s historical loss experience adjusted for other significant factors such as economic conditions that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. Changes in risk grades of both performing and nonperforming loans affect the amount of the formula allowance.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a loan that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

The allowance also incorporates the results of measuring impaired loans. A loan is considered impaired when management determines that it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan (including accrued interest, net deferred loan fees or costs and unamortized premium or discount) and the estimated present value of total expected future cash flows, discounted at the loan’s effective rate, or the fair value of the collateral, if the loan is collateral dependent. Impairment is recognized by establishing a specific loan loss allowance for the impaired loan.

Uncollected Interest – The Bank reverses all accrued interest against interest income when a loan is more than 90 or 60 days delinquent depending on the type of loan and ceases accruing interest thereafter. Such interest ultimately collected is credited to income in the period of recovery.

Foreclosed Assets – Properties acquired through foreclosure, or a deed in lieu of foreclosure are carried at the lower of fair value less estimated costs to sell, or cost. If the fair value less the estimated cost to sell an individual property declines below the cost of such property, a provision for losses is charged to operations.

Subsequent costs relating to the improvement of property are capitalized in amounts not to exceed the property’s fair value. Costs relating to holding the property are charged to expense when incurred.

At December 31, 2004 the Company owned no foreclosed assets. At December 31, 2005 the Company owned $1.8 million in foreclosed assets.

Office Properties and Equipment – Office properties and equipment are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to forty years for buildings and improvements and three to ten years for furniture and equipment.

Goodwill – Goodwill resulting from acquisitions is subject to annual impairment testing. Based on the current year analysis, no impairment in the carrying value of goodwill was noted.

Core Deposit Intangibles – Core deposit intangibles arise as the result of bank acquisitions. They are initially measured at fair value and then are amortized on a straight line basis over their estimated useful live.

Servicing assets – Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates, loan type and investor. Fair value is determined using prices for similar assets with similar characteristics, when available or based on discounted cash flows using market based assumptions. Any impairment is reported as a valuation allowance and charged to expense. If the impairment is later determined to no longer exist, a reduction of the allowance will be made and recorded as an increase to income.

Long-Lived Assets – Long-lived assets, such as office, properties and equipment, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted fair market prices, fair value is based on a discounted cash flow analysis.

Loan Origination Fees and Costs – Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Deferred loan fees and costs are amortized to income over the contractual life of the loans using the interest method.

Commitment Fees – Non-refundable fees received for commitments to make or purchase loans in the future, net of direct costs of underwriting the commitments, are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, income is recognized upon expiration of the commitment.

Pension and Retirement Plans – The Company’s policy is to fund pension and retirement plan costs as they accrue based on actuarial assumptions. Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service. 401(k) plan expense is the amount of employer matching contributions.

Income Taxes – The Company and its subsidiaries file consolidated federal and state income tax returns (See Note 13). Deferred income taxes are provided on items recognized for financial reporting purposes in periods different than such items are recognized for income tax purposes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

Stock Option Plans – At December 31, 2005, the Company has one stock-based compensation plan, which is described more fully in Note 15. The Company accounts for this plan using the intrinsic value method. Accordingly, no stock-based employee compensation cost relative to stock options is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. On December 29, 2005 the Benefits Committee of the Board of Directors of the Company approved the accelerated vesting and exercisability of all granted but unvested and unexercisable stock options under this plan that were held by directors, officers or employees on December 30, 2005. As a result, all previously unvested options became fully vested on December 30, 2005. The acceleration of the vesting of these options resulted in a $24,000 charge to the 2005 consolidated statement of operations. The acceleration also resulted in the reduction of pre-tax pro forma income for the year 2005 of $1.6 million as shown in the disclosure below and the exclusion of such amounts from compensation expense in future years. The primary purpose of the accelerated vesting was to eliminate future compensation expense the Company would have otherwise recognized in its consolidated statement of operations with respect to these accelerated options upon the adoption of SFAS No. 123 (R), “Share-Based Payment”.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition method to stock-based employee compensation, including the effect of the accelerated vesting explained above.

	Years Ended December 31,
	2003	2004	2005
Net Income, as reported	$17,921	$22,897	$32,082
Add: Total stock-based employee compensation expense included in reported net earnings, net of related tax effects	961	833	781
Deduct: Total stock-based employee compensation for all awards using the fair value method, net of related tax effects	(1,482)	(1,504)	(2,527)

Pro forma net income	$17,400	$22,226	$30,336

Earnings per share:
Basic - as reported	$0.82	$1.04	$1.32
Basic - pro forma	$0.80	$1.01	$1.25

Diluted - as reported	$0.81	$1.01	$1.28
Diluted - pro forma	$0.79	$0.98	$1.21

The weighted-average number of shares used to calculate pro-forma basic and diluted earnings per share for the year ended December 31, 2003 was retroactively adjusted to reflect the 3 for 2 stock split in 2004.

The pro forma disclosures amortize to expense the estimated compensation costs for the Company’s stock options granted over the options vesting period. The Company’s pro forma weighted average fair value options granted, with related assumptions are reflected below:

	December 31,
	2003	2004	2005
Pro forma weighted average fair value of options granted	$6.73	$6.48	$7.59
Risk-free interest rate	3.46%	2.84%	3.88%
Expected life (years)	5.00	5.00	5.00
Expected volatility	28.61	28.37	27.45
Annual dividend yield	1.57%	1.16%	1.18%

Earnings Per Common Share – Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period less the weighted average unallocated ESOP shares of common stock.

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Stock Splits – During 2004, the Company announced a 3 for 2 common stock split in the form of a stock dividend paid on January 15, 2005 to stockholders of record on December 31, 2004. All share and per share data has been restated to give retroactive effect to this stock split.

Segment Reporting – The Company’s derives all of its income from one line of business, banking-related activities. Accordingly, no segment information is presented.

Recent Accounting Pronouncements Affecting the Company –

In December 2004, the FASB issued FAS 123 (revised 2004), Share-Based Payment. Under this promulgation, companies are required to reflect costs associated with employee stock options in their income statements at fair value. The statement becomes effective for interim or annual periods beginning after January 1, 2006. The Company will begin reflecting stock option costs under the fair value method commencing in the quarter beginning January 1, 2006 as required. At December 30, 2005 all options previously granted by the Company were fully vested, therefore the Company expects any effect on net income for the year 2006, relating to options granted prior to January 1, 2006 to be minimal.

In December 2005, the FASB issued FASB Staff Position (“FSP”) SOP 94-6-1, Terms of Loan Products That May Give Rise to a Concentration of Credit Risk. The guidance requires the disclosure of concentrations of loans with certain features that may increase the creditor’s exposure to risk of nonpayment. These loans are often referred to as “non-traditional” loans and include features such as high LTV ratios, terms that permit payments smaller than the interest accruals and loans where the borrower is subject to significant payment increases over the life of the loan. The Bank’s management has evaluated the impact of this FSP and has concluded that their disclosures are consistent with the objectives of the FSP.

Reclassifications – Certain amounts in the consolidated financial statements have been reclassified to be consistent with the current year’s presentation.

2. MUNICIPAL BONDS AND UNITED STATES GOVERNMENT AND AGENCY SECURITIES AVAILABLE FOR SALE

Municipal Bonds and United States Government and Agency securities available for sale are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)
December 31, 2004:
Municipal bonds	$355	$9	$—	$364
United States government and agency securities	65,689	—	(897)	64,792

Total	$66,044	$9	$(897)	$65,156

Weighted average interest rate	3.56%

December 31, 2005:
Municipal bonds	$235	$1	$—	$236
United States government and agency securities	55,203	—	(1,303)	53,900

Total	$55,438	$1	$(1,303)	$54,136

Weighted average interest rate	3.35%

The following table sets forth the contractual maturity of the Company’s municipal bonds and United States government and agency securities available for sale at December 31, 2004 and 2005.

	December 31, 2004		December 31, 2005
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In Thousands)
Due in one year or less	$10,300	$10,376	$25,255	$25,126
Due in one year to five years	55,744	54,780	30,183	29,010

Total	$66,044	$65,156	$55,438	$54,136

The Bank had total Government and Agency securities available for sale pledged at December 31, 2004 and 2005 of $ 48.8 million and $ 5.0 million, respectively. The securities pledged at December 31, 2005 include $ 2.9 million pledged as collateral for Treasury Tax and Loan (“TT&L”) accounts held for the benefit of the federal government and $ 2.1 million pledged as collateral for trust accounts.

There were no sales of municipal bonds or United States government and agency securities during the year ended December 31, 2003. Sales of United States government and agency securities for the year ended December 31, 2004, resulted in proceeds of $ 114.9 million, gross realized gains of $ 249,000 and gross realized losses of $ 397,000. Sales of United States government and agency securities for the year ended December 31, 2005, resulted in proceeds of $ 24.7 million, with no realized gains or losses. The securities sold in 2005 were acquired as part of the acquisition of First Community Bancorp Inc. (See Note 8) and were originally recorded at fair value and sold shortly after closing.

Municipal bonds and United States government and agency securities available for sale with unrealized losses at year end 2005 based on the length of time the securities have been in a continuous unrealized loss position are as follows.

Less than 12 Months		12 Months or More		Total
Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
$ —	$—	$53,900	$(1,303)	$53,900	$(1,303)

At December 31, 2004 the Company held no material securities in an unrealized loss position for 12 months or more.

Unrealized losses shown above have not been recognized into income because of the securities high quality credit rating, management has the intent and ability to hold the securities for the foreseeable future and the decline in value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach maturity.

3. MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

Mortgage-backed securities available for sale at December 31, 2004 and 2005 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)
December 31, 2004:
FHLMC-fixed rate	$62,710	$489	$(48)	$63,151
FNMA-fixed rate	193,334	3,434	(26)	196,742
GNMA-fixed rate	29,892	—	(90)	29,802
FHLMC CMO-fixed rate	54,092	—	(260)	53,832
FNMA CMO-fixed rate	4,318	49	—	4,367
FHLMC-adjustable rate	25,412	—	(147)	25,265
FNMA-adjustable rate	67,293	180	(159)	67,314

Total	$437,051	$4,152	$(730)	$440,473

December 31, 2005:
FHLMC-fixed rate	$53,381	$—	$(1,378)	$52,003
FNMA-fixed rate	169,721	—	(2,479)	167,242
GNMA-fixed rate	25,382	—	(743)	24,639
FHLMC CMO-fixed rate	43,291	—	(1,479)	41,812
FNMA CMO-fixed rate	63	—	—	63
FHLMC-adjustable rate	19,897	—	(655)	19,242
FNMA-adjustable rate	52,629	—	(1,293)	51,336

Total	$364,364	$—	$(8,027)	$356,337

Sales of mortgage-backed securities classified as available for sale for the year ended December 31, 2003 were $ 43.4 million, resulting in proceeds of $ 43.5 million, gross realized gains of $ 110,000 and no gross realized losses. Sales of mortgage-backed securities available for sale during the year ended December 31, 2004, resulted in proceeds of $ 221.6 million, gross realized gains of $ 1.2 million and gross realized losses of $ 656,000. Sales of mortgage-backed securities available for sale during the year ended December 31, 2005, resulted in proceeds of $ 8.5 million, with no realized gains or losses. The securities sold in 2005 were acquired as part of the acquisition of First Community Bancorp Inc. (See Note 8) and were originally recorded at fair value and sold shortly after closing.

The Bank had total mortgage-backed securities available for sale pledged at December 31, 2004 and 2005 of $ 325.6 million and $ 195.4 million, respectively. Of the $ 195.4 million of securities pledged at December 31, 2005, $ 92.1 million was pledged for customer accounts that exceeded $ 100,000, $72.8 million was pledged to the State of Florida as collateral for certificates of deposit and $ 30.5 million was pledged as collateral for other borrowed funds.

Mortgage-backed securities available for sale with unrealized losses at year end 2005 based on the length of time the securities have been in a continuous unrealized loss position are as follows

Less than 12 Months		12 Months or More		Total
Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
$240,242	$(4,079)	$116,095	$(3,948)	$356,337	$(8,027)

At December 31, 2004 the Company held no material securities in an unrealized loss position for 12 months or more.

Unrealized losses shown above have not been recognized into income because of the securities high quality credit rating, management has the intent and ability to hold the securities for the foreseeable future and the decline in value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach maturity.

4. MORTGAGE-BACKED SECURITIES HELD TO MATURITY

During 2004 and 2005, the Bank securitized certain of its one- to four-family mortgage loans, receiving mortgage-backed securities secured by these loans. Mortgage-backed securities held to maturity at December 31, 2004 and 2005 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)
December 31, 2004:
FHLMC-fixed rate	$89,167	$881	$—	$90,048

Total	$89,167	$881	$—	$90,048

Weighted average interest rate	4.64%

December 31, 2005:
FHLMC-fixed rate	$242,497	$902	$(1,936)	$241,463

Total	$242,497	$902	$(1,936)	$241,463

Weighted average interest rate	5.13%

Since the Bank retained all interest in the loans securitized, no portion of this securitization was accounted for as a sale. As a result of this transaction, the Bank received securities representing its interests in the loans transferred and contractual servicing rights related to these loans. The book value of these loans was allocated to the securities and to the servicing rights based on relative fair value, as determined by quoted prices for such assets on the date each transfer was effected.

The Bank had total mortgage-backed securities held to maturity pledged at December 31, 2005 of $ 206.4 million. The securities pledged at December 31, 2005 include $ 182.8 million pledged for customer accounts that exceeded $ 100,000 and $ 23.6 million pledged as collateral for other borrowed funds. There were no mortgage-backed securities held to maturity pledged at December 31, 2004.

Mortgage-backed securities held to maturity with unrealized losses at year end 2005 based on the length of time the securities have been in a continuous unrealized loss position are as follows:

Less than 12 Months		12 Months or More		Total
Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
$118,278	$(1,936)	$—	$—	$118,278	$(1,936)

At December 31, 2004 the Company held no securities in an unrealized loss position for 12 months or more.

Unrealized losses shown above have not been recognized into income because of the securities high quality credit rating, management has the intent and ability to hold the securities for the foreseeable future and the decline in value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach maturity.

5. LOANS RECEIVABLE

Loans receivable at December 31, 2004 and 2005 consist of the following:

	2004	2005
	(In Thousands)
One-to-four single family, residential real estate mortgages	$1,023,448	$1,061,487
Commercial and multi-family real estate mortgages	831,165	1,082,719
Real estate construction-primarily residential	308,044	390,751
Land loans-primarily residential	57,661	71,502

Total mortgage loans	2,220,318	2,606,459
Consumer loans	231,333	295,622
Commercial business loans	121,331	153,916

Total loans, net of loans in process	2,572,982	3,055,997
Less:
Unearned discounts, premiums and deferred loan fees (costs), net	2,654	3,116
Allowance for loan losses	13,628	16,171

Loans receivable-net	$2,556,700	$3,036,710

The amount of loans on which the Bank has ceased accruing interest or does not charge interest aggregated to approximately $ 6,226,000 and $ 7,012,000, net of specific valuation allowances of $ 207,000 and $ 334,000, at December 31, 2004 and 2005, respectively. The amount of interest not accrued relating to non accrual loans was approximately $ 352,000, $ 434,000 and $ 221,000 at December 31, 2003, 2004 and 2005, respectively. The allowance for loan losses is maintained at a level that represents management’s best estimate of losses in the loan portfolio at the balance sheet date that were both probable and reasonably estimable.

An analysis of the changes in the allowance for loan losses is as follows:

	2003	2004	2005
	(In Thousands)
Balance at beginning of period	$8,318	$11,119	$13,628
Current provision	3,122	2,736	1,877
Effect of acquisition	—	—	995
Charge-offs	(322)	(252)	(330)
Recoveries	1	25	1

Ending balance	$11,119	$13,628	$16,171

The Bank originates both adjustable and fixed rate mortgage loans. At December 31, 2004 and 2005, the Bank had $ 226.1 million and $ 845,000 in loans held for sale, respectively. Of the $ 226.1 million in loans held for sale as of December 31, 2004, $ 224.8 million related to the securitization of one- to four-family mortgage loans where the Bank retained the resulting mortgage-backed securities.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. An analysis of the recorded investment in impaired loans owned by the Bank at December 31, 2003, 2004 and 2005 and the related allowance for those loans is as follows:

	2003		2004		2005
	(In Thousands)
	Loan Balance	Related Allowance	Loan Balance	Related Allowance	Loan Balance	Related Allowance
Impaired loan balances and related allowances:
Loans with related allowance for loan losses	$3,508	$598	$1,650	$487	$627	$334
Loans without related allowance for loan losses	9,162	—	8,172	—	6,818	—

	$12,670	$598	$9,822	$487	$7,445	$334

Average balance of impaired loans	$10,532		$11,246		$8,634

No interest income was recorded on impaired loans during the impairment periods shown.

The Bank’s policy on interest income on impaired loans is to reverse all accrued interest against interest income if a loan becomes more than 60 or 90 days delinquent, depending on the type of loan, and cease accruing interest thereafter. Any interest ultimately collected is credited to income in the period of recovery.

At December 31, 2005, the composition and maturity or repricing of the loan portfolio, net of the undisbursed portion of loans in process is presented below:

Fixed Rate

Term of Maturity	Book Valsue
(In Thousands)
1 year or less	$77,257
1 year-3 years	102,057
3 years-5 years	90,589
5 years-10 years	210,013
10 years-20 years	254,400
Over 20 years	139,969

Total	$874,285

Adjustable Rate

Term to Rate Adjustment	Book Value
(In Thousands)
1 year or less	$1,559,902
1 year-3 years	142,052
3 years-5 years	477,758
5 years-10 years	—
10 years-20 years	—
Over 20 years	—

Total	$2,181,712

Commercial Real Estate Lending – The Bank originates and purchases commercial real estate loans, which are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. Accordingly, Bank management establishes greater provisions for probable but not yet identified losses on these loans than on less risky residential mortgage loans. The composition of commercial real estate loans and its primary collateral, net of loans in process, are approximately as follows:

	2004	2005
	(In Thousands)
Office buildings	$265,117	$353,892
Retail buildings	124,871	174,748
Warehouses	57,860	57,438
Multi family	116,142	113,892
Hotels and motels	2,175	3,195
Land	117,880	224,528
Other property improvements	147,120	155,026

Total	$831,165	$1,082,719

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”), a federally chartered savings and loan association’s aggregate non-residential real estate loans may not exceed 400% of its capital as determined under the capital standards provisions of FIRREA. The Bank is federally chartered and subject to this limitation. FIRREA does not require divestiture of any loan that was lawful when it was originated. At December 31, 2005 the Bank estimates that, while complying with this limitation, it could disburse an additional $ 273.6 million of commercial real estate loans.

Loans to One Borrower Limitation –Federal savings banks are subject to the same loans-to-one borrower limits as those applicable to national banks, which under current regulations restrict loans-to-one borrower to an amount equal to 15% of unimpaired capital and unimpaired surplus on an unsecured basis, and an additional amount equal to 10% of unimpaired capital and unimpaired surplus if the loan is secured by readily marketable collateral (generally, financial instruments and bullion, but not real estate). This 15% limitation results in a dollar limitation of approximately $ 49.0 million at December 31, 2005. At December 31, 2005, the Bank was in compliance with the loans to one borrower limitation under currently existing regulations.

Servicing Assets - Mortgage and commercial business loans serviced for others are not included in the accompanying consolidated statements of financial position. The unpaid balances of these loans at December 31, 2004 and 2005 were $ 252.8 million and $ 407.0 million, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were $ 575,000 and $ 1.1 million at December 31, 2004 and 2005, respectively. The balance of deferred servicing assets relating to serviced loans were $ 2.1 million and $ 3.6 million at December 31, 2004 and 2005, respectively. The fair value of these rights at December 31, 2004 and 2005 exceeded carrying value.

Related Party Loans - The Bank offers loans to its employees, including Directors and Senior Management at prevailing market interest rates. These loans are made in the ordinary course of business and on substantially the same terms and collateral requirements as those of comparable transactions prevailing at the time.

The loans to Directors, Executive Officers, and associates of such persons amounted to $ 3.3 million and $ 8.1 million at December 31, 2004 and 2005, respectively, which did not exceed 5% of stockholders’ equity.

Collateral for Advances from the Federal Home Loan Bank – The terms of a security agreement with the FHLB include a blanket floating lien that requires the Bank to maintain qualifying first mortgage loans as pledged collateral in an amount equal to the advances, when discounted at 80% of the unpaid principal balances of the qualifying first mortgage loans.

6. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at December 31, 2004 and 2005 are summarized as follows:

	2004	2005
	(In Thousands)
Land	$26,491	$29,636
Buildings	42,514	44,874
Leasehold improvements	8,377	11,548
Furniture and equipment	27,819	31,688
Software	7,964	7,442

Total	113,165	125,188
Less accumulated depreciation	29,726	34,024

Office properties and equipment – net	$83,439	$91,164

7. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2004 and 2005 consists of the following:

	2004	2005
	(In Thousands)
Loans	$9,524	$13,160
Investments	900	726
Mortgage-backed and corporate debt securities	1,955	2,387

Accrued interest receivable	$12,379	$16,273

8. ACQUISITION OF FIRST COMMUNITY BANCORP, INC.

On April 1, 2005, the Company acquired 100 percent of the outstanding common stock of First Community Bancorp, Inc. The results of First Community’s operations have been included in the Company’s consolidated financial statements since that date.

The aggregate purchase price was $27.9 million, consisting of $15.0 million in cash and 525,036 shares of the Company’s common stock, valued at $12.9 million. The value of the Company’s common stock was determined by the average of closing prices for the three day period before and the three day period subsequent to the date on which the terms of the acquisition were agreed to and announced.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Fair Value
(In Thousands)
Assets:
Cash and cash equivalents	$21,668
Investment securities	33,176
Loans receivable-net	95,547
Office properties and equipment	4,057
FHLB stock	568
Goodwill	12,085
Core deposit intangibles	7,098
Other assets	891

Total assets	$175,090

Liabilities:
Deposits	$137,490
Borrowings from the FHLB	6,513
Deferred tax liabilities	2,343
Other liabilities	795

Total liabilities	147,141
Net assets acquired	27,949

Total liabilities and net assets acquired	$175,090

AICPA Statement of Position 03-03, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that show evidence of deterioration of credit quality. This SOP requires loans within its scope (that is, loans with evidence of credit deterioration since origination) to be recorded at their expected cash flows. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. None of the loans acquired in the First Community Bancorp acquisition were subject to the scope of SOP 03-3.

The following pro forma consolidated financial information presents the combined results of operations of the Company and First Community Bancorp as if the acquisition had occurred as of the beginning of 2004 and 2005.

	Pro Forma For the Years Ended December 31,
	2004	2005
Net interest income	$110,527	$131,920
Provision for loan losses	2,836	1,877

Net interest income after provision for loan losses	107,691	130,043
Total other income	23,573	23,690
Total operating expense	91,987	101,662

Income before provision for income taxes	39,277	52,071
Provision for income taxes	15,332	19,794

Net income	$23,945	$32,277

Earnings per share:
Basic	$1.06	$1.32

Diluted	$1.03	$1.28

9. GOODWILL AND CORE DEPOSIT INTANGIBLES

The following summarizes the balances of goodwill and deposit intangibles at December 31, 2004 and 2005.

	December 31, 2004	December 31, 2005
	(In Thousands)
Goodwill:
Bank Boynton	$1,767	$1,767
Dunn & Noel insurance company	404	404
First Community Bancorp (See Note 8)	—	12,085

Total Goodwill	2,171	14,256

Deposit intangibles:
Core deposit intangibles, amortized over 9.3 years		7,098
Accumulated amortization	—	(570)

Core deposit intangibles, net	—	6,528

There was no impairment of goodwill during the years ended December 31, 2004 and 2005.

Amortization expense of core deposit intangibles for the year ending December 31, 2005 was $570,000. Amortization expense is expected to be $760,000 for each of the five years thereafter.

10. DEPOSITS

The weighted-average interest rates on deposits at December 31, 2004 and 2005 were 1.53% and 2.63%, respectively. Deposit accounts, by type and range of rates at December 31, 2004 and 2005 consist of the following:

Account Type and Rate	2004	2005
	(In Thousands)
Non-interest-bearing checking accounts	$386,790	$485,425
Interest-bearing checking and funds transfer accounts 2004 and 2005, 1.13 % and 2.31%, respectively	689,533	820,588
Passbook and statement accounts 2004 and 2005, 1.78 % and 3.02%, respectively	770,124	825,117
Variable-rate money market accounts 2004 and 2005, 1.69 % and 3.25%, respectively	335,573	507,664

Total non-certificate accounts	2,182,020	2,638,794

Certificates:
0.00% - 1.00%	39,562	25,789
1.01% - 2.00%	141,203	37,801
2.01% - 3.00%	263,888	115,725
3.01% - 4.00%	110,897	405,159
4.01% - 5.00%	72,468	316,160
5.01% - 6.00%	2,194	1,240
6.01% - 7.00%	2,438	206

Total certificates	632,650	902,080

Total	$2,814,670	$3,540,874

Individual non-certificate accounts greater than $ 100,000 at December 31, 2004 and 2005 aggregated approximately $ 1.3 billion and $ 1.7 billion, respectively. Individual certificates of deposit greater than $ 100,000 at December 31, 2004 and 2005 aggregated approximately $ 219.3 million and $ 375.5 million, respectively. Deposit balances up to $ 100,000 are FDIC insured.

Interest on deposit accounts, presented in the consolidated statements of operations, is net of interest forfeited by depositors on early withdrawal of certificate accounts of approximately $ 112,000, $ 98,000 and $ 166,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

Scheduled maturities of certificate accounts are as follows:

	December 31,
	2004		2005
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Maturity

Less than 1 year	$422,159	66.73%	$771,071	85.48%
1 year-2 years	98,482	15.57%	105,218	11.66%
2 years-3 years	88,849	14.04%	18,122	2.01%
3 years-4 years	16,498	2.61%	5,772	0.64%
4 years-5 years	6,662	1.05%	1,897	0.21%

Total	$632,650	100.00%	$902,080	100.00%

Under FIRREA, any insured depository institution that does not meet its applicable minimum capital requirements may not accept brokered deposits. This prohibition includes renewals and rollovers of existing brokered deposits and deposit solicitations at higher than prevailing interest rates paid by institutions in the Bank’s normal market area. Even though the Bank meets all of the applicable minimum capital requirements at December 31, 2005, the Bank had no brokered deposits.

Interest expense on deposits consists of the following during the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
	(In Thousands)
Passbook accounts	$9,643	$11,860	$18,271
Interest-bearing checking accounts	5,553	6,667	11,494
Money market accounts	4,006	5,176	10,524
Certificate accounts	19,403	15,973	21,518

Total	$38,605	$39,676	$61,807

11. ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank had outstanding advances from the FHLB of $ 250.9 million with interest rates ranging from 1.00% to 7.01% and $ 92.3 million with interest rates ranging from 1.00% to 5.66% at December 31, 2004 and 2005 respectively. All of the advances shown had fixed interest rates and, depending on market rates, may have substantial prepayment penalties. The advances at the dates specified are repayable as follows:

Years Ending December 31,	At December 31, 2004	At December 31, 2005
	(In Thousands)
2005	$163,582	—
2006	13,582	$13,572
2007	13,582	13,572
2008	58,999	58,988
2009	904	893
2010	—	—
Thereafter	206	5,339

Total	$250,855	$92,364

The Bank has a collateral agreement with the FHLB which includes a blanket floating lien that requires the Bank to maintain qualifying first mortgage loans as pledged collateral in an amount equal to the advances when discounted at 80% of the unpaid principal balances of the qualifying first mortgage loans.

As of December 31, 2005, the Bank’s maximum borrowing capacity at the FHLB was approximately $ 1.1 billion, leaving $ 969.1 million as additional borrowing capacity.

12. JUNIOR SUBORDINATED DEBENTURES

In January, 1998 the Company issued $ 29.6 million of Junior Subordinated Debentures out of a grantor trust, Fidelity Capital Trust I, a Delaware statutory trust, which was created by the Company for this sole purpose. These securities were fully redeemed and liquidated on November 24, 2004 with proceeds from an issue of trust preferred securities from Fidelity Capital Trust III.

In December 2003 the Company issued $ 22.7 million of Junior Subordinated Debentures as part of a pooled trust preferred stock offering out of a grantor trust, Fidelity Capital Trust II, a Delaware statutory business trust, which was created by the Company for this sole purpose. As its only asset, the trust owns $22.7 million of the Company’s Junior Subordinated Debentures due January 23, 2034, purchased with the proceeds from issuance of mandatorily redeemable preferred securities. These securities pay interest at a floating rate of 285 basis points above the three month LIBOR rate and averaged 4.40% and 6.26% for the years ended December 31, 2004 and 2005, respectively. The junior subordinated debentures are scheduled to mature on January 23, 2034, at which time the trust preferred securities will be redeemed. As a result of the above, the Preferred Securities of the trust are considered fully and unconditionally guaranteed by the Company.

In October 2004 the Company issued $ 30.9 million of Junior Subordinated Debentures as part of a pooled trust preferred stock offering out of a grantor trust, Fidelity Capital Trust III, a Delaware statutory business trust, which was created by the Company for this sole purpose. As its only asset, the trust owns $ 30.9 million of the Company’s Junior Subordinated Debentures due November 23, 2034, purchased with the proceeds from issuance of mandatorily redeemable preferred securities. These securities pay interest at a floating rate of 197 basis points above the three month LIBOR rate and averaged 4.05% and 5.30% for the years ended December 31, 2004 and 2005, respectively. The junior subordinated debentures are scheduled to mature on November 23, 2034 at which time the trust preferred securities will be redeemed. As a result of the above, the Preferred Securities of the trust are considered fully and unconditionally guaranteed by the Company. The Company used proceeds from this issue to fully redeem all securities issued under Fidelity Capital Trust I, terminating that Trust’s existence.

Distributions on the preferred securities of both Trust II and Trust III are cumulative and are payable at the same rate as the Company’s junior subordinated debentures described above. The Company’s junior subordinated debentures, due January 23, 2034, are redeemable in whole or in part at the Company’s discretion at 100% of principal amount commencing January 23, 2009. The Company’s junior subordinated debentures, due November 23, 2034, are redeemable in whole or in part at the Company’s discretion at 100% of principal amount commencing November 23, 2009. The preferred securities issued by both trusts are subject to mandatory redemption, in whole or in part as applicable, upon the repayment of the junior subordinated debentures. The proceeds from the securities, to the extent invested in common stock of the Bank, are considered to be Tier 1 capital for regulatory purposes. The Company has invested a combined total of $45 million in the common stock of the Bank from the funds raised from both issuances.

13. INCOME TAXES

The components of the provisions for income taxes for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
	(In Thousands)
Current – federal	$11,006	$14,126	$18,480
Current – state	1,807	2,330	3,162

Total current	12,813	16,456	21,642
Deferred – federal and state	(1,334)	(1,766)	(1,967)

Total	$11,479	$14,690	$19,675

The Company’s provision for income taxes differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

	Years Ended December 31,
	2003		2004		2005
	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Tax at federal tax rate	$10,290	35.0%	$13,155	35.0%	$18,115	35.0%
State income taxes, net of federal income tax benefits	1,050	3.6	1,350	3.6	1,872	3.6
Employee stock ownership plan	183	0.6	340	0.9	393	0.8
Other	(44)	(0.2)	(155)	(0.5)	(705)	(1.4)

Total provision and effective tax rate	$11,479	39.0%	$14,690	39.0%	$19,675	38.0%

The tax effect of temporary differences which give rise to deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2004	2005
	(In Thousands)
Deferred tax liabilities:
Depreciation	$1,982	$3,248
Unamortized intangible assets	—	2,464
Loan fee income and capitalized costs	3,330	1,711
FHLB stock dividends	221	58
Unrealized appreciation in securities	988	—
Deferred state taxes	379	361

Gross deferred tax liabilities	6,900	7,842

Deferred tax assets:
Excess of tax bad debt reserve over book reserve	5,519	6,661
Executive death benefit	172	—
Unamortized intangible assets	182	—
Retirement plan	5,575	6,419
Deferred compensation	1,502	1,397
Unrealized depreciation in securities	—	3,545
Other accruals	385	491
Minimum pension liability adjustment	1,246	1,138
Other	202	124

Gross deferred tax assets	14,783	19,775
Less valuation allowances for deferred tax assets	—	—

Gross deferred tax assets	14,783	19,775

Net deferred tax assets	$7,883	$11,933

During 1996, a law was enacted that repealed Section 593 of the Internal Revenue Code for taxable years beginning after December 31, 1995. Section 593 allowed thrift institutions, including the Bank, to use the percentage-of-taxable income bad debt accounting method, if more favorable than the specific charge-off method, for federal income tax purposes. The excess reserves (deduction based on the percentage-of-taxable income less the deduction based on the specific charge-off method) accumulated post-1987 are required to be recaptured ratably over a six year period beginning in 1996. Such amounts were fully recaptured as of December 31, 2003. The same legislation allowed thrift institutions to convert to commercial bank charter, diversify their lending, or be merged into a commercial bank without having to recapture the pre-1988 tax bad debt reserve. However, the reserve would have to be recaptured if the institution redeems its own stock, pays dividends or distributions in excess of earnings and profits or fails to qualify as a bank for federal income tax purposes. The Company intends to meet all requirements that prevent it from recapturing the pre-1988 reserves. The unrecorded potential liability related to this reserve is $2.9 million.

14. PENSION AND EMPLOYEE BENEFIT PLANS

Savings – 401K Plan – Effective January 1, 1988, the Board of Directors approved a 401(k) deferred savings plan for all Bank employees who are 21 years of age with one or more years of service. The 401(k) deferred savings plan allows qualified employees to save from 1% to 25% of their income. Presently, one-half of an employee’s contribution is matched by the Bank, up to 6% of the employee’s salary. The Bank’s matching percentage will be determined annually by the Board of Directors after taking into consideration such factors as profit performance and ability to meet capital requirements. The Bank’s contribution to the plan totaled $ 632,000, $ 709,000 and $ 813,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

The Bank’s employees hired after December 31, 2000 participate in a qualified defined contribution plan in addition to the Bank’s Savings Plan 401(k). The Bank provides these employees with an additional pension account within the 401(k) plan. To be eligible for participation, an employee must be 21 years of age. Fidelity Federal will contribute 3% of the employee’s base salary to the pension account for each year that the employee works 1,000 hours. If the employee has completed at least seven years of service, the contribution percentage will increase to 4% annually and after 14 years of service the percentage will increase to 5% annually. The Bank’s contribution to the plan totaled $111,000 and $121,000 for the years ended December 31, 2004 and 2005, respectively

Pension Plan – The Bank’s employees hired prior to January 1, 2001 participate in the Bank’s qualified defined benefit pension plan covering substantially all of these employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Bank and compensation rates during those years. The Bank’s policy is to fund the qualified retirement plan in an amount that falls between the minimum contribution required by the Employee Retirement Income Security Act and the maximum tax deductible contribution. Plan assets consist primarily of common stock, U.S. Government obligations and certificates of deposit.

Components of the Bank’s Pension Plan are as follows:

	2004	2005
	(In Thousands)
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligation, beginning of period	$27,005	$27,652
Service cost	2,222	2,385
Interest cost	1,586	1,628
Amendments	—	198
Actuarial loss	1,514	1,319
Benefit paid	(4,675)	(2,127)

Benefit obligation, end of period	$27,652	$31,055

CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of period	$17,233	$17,518
Actual return on plan assets	1,692	1,379
Employer’s contribution	3,296	4,745
Benefits paid	(4,675)	(2,127)
Administrative expenses	(28)	(32)

Fair value of plan assets, end of period	$17,518	$21,483

ASSET CATEGORY
Equity securities	72%	71%
Debt securities	9	10
Cash and cash equivalents	19	19

Total	100%	100%

FUNDED STATUS
Funded status	$(10,134)	$(9,572)
Unrecognized net actuarial loss	11,507	12,037
Unrecognized prior service cost	178	326

Net amount recognized-prepaid pension cost	$1,551	$2,791

Adjustment required to recognize minimum liability:
Additional minimum liability	$2,231	$—
Intangible asset	178	—

Accumulated other comprehensive income	2,053	—

ACCUMULATED BENEFIT OBLIGATION	$18,198	$20,816

Components of net periodic benefit cost are as follows:

	For the Years Ended December 31,
	2003	2004	2005
	(In Thousands)
Service cost	$1,859	$2,222	$2,385
Interest cost	1,375	1,586	1,628
Return on assets	(1,206)	(1,558)	(1,531)
Amortization of prior service cost	5	5	50
Recognition of net actuarial (gain) loss	890	823	973

Net periodic benefit cost	$2,923	$3,078	$3,505

For the years ended December 31, 2003, 2004 and 2005, pension expense amounts were based upon actuarial computations.

The Bank funded $ 2,581,000, $ 3,296,000 and $ 4,745,000 as required for the 2003, 2004 and 2005 plan years, and expects to make a contribution for the 2006 plan year of approximately $ 3,512,000.

The Company, in cooperation with its actuaries and asset managers, determines the discount rate to be used which includes reviewing the rates used on high quality fixed-income investments such as Moody’s Aa long-bond index. The annual increase in future compensation levels is a composite rate which reflects anticipated inflation, merit increases and promotions for the group of covered participants. The long term rate of return used is a composite rate which is derived as the sum of the estimated percentages invested in each principal asset class included in the portfolio multiplied by their expected rates of return.

The assumptions used in computing the present value of the projected benefit obligation and the net periodic pension expense are as follows:

	December 31,
	2003	2004	2005
Discount rate in determining benefit obligation	6.00%	5.75%	5.75%
Rate of increase in future compensation levels for determining benefit obligations	4.25%	4.25%	4.25%
Expected return on plan assets	9.00%	9.00%	8.50%

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

Years Ending December 31,	Amount
(In Thousands)
2006	$1,713
2007	1,678
2008	2,403
2009	3,842
2010	2,724
2011-2015	18,487

Total	$30,847

At December 31, 2004, the Bank had a minimum pension liability of $2.2 million. At December 31, 2005, the Bank had no minimum pension liability. A minimum pension liability is prescribed when the accumulated benefit obligation in the plan exceeds the fair value of the underlying pension plan assets and accrued pension liabilities. The adjustment is reflected in other comprehensive income and other long-term liabilities, as appropriate.

The Company has a pension committee whose responsibility is to monitor the managing of plan assets in accordance with the plan’s established investment policy. The purpose of the investment policy is to provide guidelines for asset allocation, set policies for selection of appropriate investment funds and to guide the committee in its fiduciary duties. The overall objective of the investment policy is to ensure the plan has the ability to pay all benefit and expense obligations when due, to maximize return on assets within reasonable and prudent levels of risk and to control the costs of administering the plan and managing plan assets. The plan’s targeted asset allocation is to maintain approximately 70% of its assets in equity securities with the remaining 30% in fixed income or debt securities. At December 31, 2004 and 2005 the plan had no investment in the common stock of the Company.

Retirement Plans for Officers and Directors-Non-Qualified – During 1989, the Bank established non-qualified defined benefit plans for certain officers and directors. The director’s plan became effective on January 1, 1991. For the years ended December 31, 2003, 2004 and 2005, the net periodic benefit cost for the Supplemental Executive Retirement Plan for Officers totaled $ 1.6 million, $ 1.9 million and $2.6 million, respectively. The projected benefit obligation as of December 31, 2004 and 2005, was estimated at $ 20.5 million and $26.3 million respectively. For 2003, 2004 and 2005, respectively, the discount rates used to measure the projected benefit obligation were 6.00%, 5.75% and 5.75%. The rate of increase in future compensation levels in 2003, 2004 and 2005 was 4.25%.

For the years ended December 31, 2003, 2004 and 2005, the net periodic benefit cost for the Retirement Plan for the Directors totaled $ 90,000, $ 91,000 and $108,000, respectively. The projected benefit obligation for the Retirement Plan for Directors as of December 31, 2004 and 2005 was estimated at $ 1.7 million and $1.9 million, respectively. For 2003, 2004 and 2005, the discount rates used to measure that projected benefit obligation were 6.00%, 5.75% and 5.75%, respectively. For the years ended December 31, 2003, 2004 and 2005, no rate of increase in future compensation levels for the Retirement Plan for Directors was assumed.

Components of net periodic benefit cost for both the Supplemental Executive Retirement Plan for Officers and the Retirement Plan for the Directors combined are as follows:

	For the Years Ended December 31,
	2003	2004	2005
	(In Thousands)
Service cost	$559	$666	$803
Interest cost	959	1,036	1,266
Amortization of prior service cost	47	(15)	(15)
Recognition of net actuarial (gain) loss	96	317	681

Net periodic benefit cost	$1,661	$2,004	$2,735

Incentive Program – The Bank also has a Senior Management Performance Incentive Award Program (“SMPIAP”) to provide incentive earnings for those executives as a percentage of annual income. A designated percentage of income at December 31 of each year is used to determine the award fund contribution. This percentage will be determined annually by the Board of Directors after taking into consideration such factors as profit performance and ability to meet capital requirements. Awards amounting to $ 1,230,000, $ 1,691,000 and $ 2,286,000 were made during the years 2003, 2004 and 2005, respectively, for distribution in subsequent years. The assets of the SMPIAP are held in a Rabbi trust for the benefit of senior management. The SMPIAP participants may elect to invest their awards in either Company stock or other third party investment options. The assets of the Rabbi trust are included in the accompanying financial statements and are accounted as follows: (1) Assets, other than Company stock, (primarily trading securities) are included in other assets at fair value ($ 1.5 million at December 31, 2005) with the corresponding obligation to the employees of a like amount included in other liabilities. Changes in the fair value of the assets and changes in the amount of the liability are included in earnings; and (2) Company stock (416,799 shares at December 31, 2005) is carried at cost ($ 1.8 million at December 31, 2005) and included in treasury stock with the corresponding obligation to the employees (which can only be settled through delivery of the shares) of a like amount included in additional paid-in capital.

Employee Stock Ownership Plan – On January 7, 1994, in connection with the Bank’s Plan of Reorganization into a Mutual Holding Company, the Bank adopted a tax qualified Employee Stock Ownership Plan (“ESOP”) for all eligible employees. The ESOP purchased 770,331 shares of the Bank’s stock at the date of the Reorganization. The funds used to purchase the shares were borrowed from a third party lender. Effective June 30, 1997, the loan was purchased and was held by Fidelity Bankshares, Inc. As of December 31, 2000, the loan had been paid in full and all of the 770,331 shares had been allocated to employees individual ESOP accounts.

In connection with the Bank’s second step mutual-to-stock conversion of its Mutual Holding Company parent on May 15, 2001, the ESOP purchased an additional 782,637 shares of the Bank’s stock. The funds used to purchase the shares were borrowed from Fidelity Bankshares, Inc. and therefore have been eliminated in consolidation. Beginning March 31, 2002, the Bank began contributing to the ESOP sufficient funds to pay the principal and interest on the loan over 15 years.

Under the ESOP, benefits generally become 100% vested after five years of credited service. However, contributions to the ESOP and shares allocated among participants proportional to repayment of the ESOP loan will be allocated among participants on the basis of compensation in the year of allocation, subject to regulatory maximum limitations. The Bank recognized $ 871,000, $ 1,320,000 and $ 1,470,000 by a charge against income in 2003, 2004 and 2005, respectively, under this plan.

Bank Recognition and Retention Plan – On May 21, 2002, the Company adopted and the stockholders approved the 2002 Recognition and Retention Plan to encourage key employees and Directors to remain with the Bank. Under the 2002 plan, the Company reserved and granted 521,757 shares of common stock to key employees and outside directors. These granted shares will vest and be allocated to the affected employees and directors ratably over five years, subject to various conditions requiring their acceleration. The Bank recognized expense of $1,576,000, $1,365,000 and $1,260,000 in 2003, 2004 and 2005 respectively under the plan.

15. STOCK OPTION PLANS

On May 21, 2002, the Company adopted and stockholders approved the 2002 Incentive Stock Benefit Plan. Under the 2002 plan, the Company has reserved 1,304,391 shares of common stock, of which all but 3,175 options have been granted. The term of the stock option awards is ten years from the date of grant. On December 29, 2005 the Benefits Committee of the Board of Directors of the Company approved the accelerated vesting and exercisability of all unvested and unexercisable stock options granted as part of the Plan held by directors, officers or employees on December 30, 2005. As a result, all previously unvested options became fully vested on December 30, 2005.

The following table summarizes the status of all Company stock option plans for the three years ended December 31, 2003, 2004 and 2005.

	Options Price
	Number of Options Outstanding	Weighted Average Exercise Price	Aggregate Price
Options Outstanding
Balance – December 31, 2002	1,449,469	11.96	17,332,343
Granted	7,776	16.93	131,648
Exercised	(170,528)	3.15	(537,163)
Forfeited	(2,700)	13.15	(36,477)

Balance – December 31, 2003	1,284,017	13.15	16,890,351
Granted	44,476	23.85	1,060,773
Exercised	(135,684)	10.00	(1,356,747)
Forfeited	(1,890)	13.51	(25,534)

Balance – December 31, 2004	1,190,919	13.91	16,568,843
Granted	110,399	27.34	3,018,170
Exercised	(106,571)	13.51	(1,439,774)
Forfeited	(5,870)	14.72	(86,384)

Balance – December 31, 2005	1,188,877	$15.91	$18,060,855

The range of exercise prices for options outstanding at December 31, 2005 was $ 13.51 to $ 33.33. The range of exercise prices for options is due to changes in the price of the Company’s stock over the period of the grants. At December 31, 2005 all outstanding options were exercisable.

The following summarizes information about options outstanding and exercisable at December 31, 2005.

	Outstanding and Exercisable Options
	Number of Shares	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price
Range of exercise prices:
$13.51	1,028,742	6.4	$13.51
$16.93	5,760	6.4	16.93
$22.38	13,292	6.4	22.38
$23.13	11,388	6.4	23.13
$24.71	6,000	6.4	24.71
$24.75	10,917	6.4	24.75
$24.90	8,030	6.4	24.90
$25.12	27,868	6.4	25.12
$25.30	3,951	6.4	25.30
$25.59	7,815	6.4	25.59
$27.67	50,250	6.4	25.67
$33.33	14,864	5.7	33.33

	1,188,877	6.4	$15.19

These options will expire if not exercised by May 2012. The prices for the options exercisable at December 31, 2005 ranged from $ 13.51 to $ 33.33.

As discussed in Note 1, the Company discloses the pro forma effect on net income and earnings per share had the options granted been accounted for at fair value. The fair value of options granted have been estimated at the date of grant using the Black-Scholes option-pricing model.

16. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision (“OTS”). Failure to meet minimum capital requirements can initiate certain mandatory and possible discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk-weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Tangible capital of not less than 1.5% of adjusted total assets, Total capital to risk-weighted assets of not less than 8%, Tier I capital of not less than 3.0% of adjusted total assets, and Tier I capital to risk-weighted assets of 4.0% (as defined in the regulations). At December 31, 2004 and 2005, the Bank met all capital adequacy requirements to which it was subject.

The most recent notification from the OTS categorized the Bank as “Well Capitalized” under the framework for prompt corrective action. To be considered well capitalized under Prompt Corrective Action Provisions, the Bank must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s categorization. The Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		Minimum for Capital Adequacy Purposes		To be Considered Well Capitalized for Prompt Corrective Action Provisions
	Ratio	Amount	Ratio	Amount	Ratio	Amount
	(Dollars in Thousands)
As of December 31, 2004 Stockholders’ Equity and ratio to total assets	8.3%	$286,594

Unrealized decrease in market value of assets available for sale (net of applicable income taxes)		(1,546)
Goodwill and other intangible assets		(2,930)
Disallowed servicing assets		(213)

Tangible capital and ratio to adjusted total assets	8.1%	$281,905	1.5%	$51,966

Tier I (core) capital and ratio to adjusted total assets	8.1%	$281,905	3.0%	$103,932	5.0%	$173,220

Tier I (core) capital and ratio to risk-weighted total assets	11.3%	$281,905	4.0%	$99,862	6.0%	$149,793

Allowable Tier 2 capital:
General loan valuation allowances		12,639

Total risk-based capital and ratio to risk-weighted total assets	11.8%	$294,544	8.0%	$199,725	10.0%	$249,656

Total assets		$3,470,068

Adjusted total assets		$3,464,391

Risk-weighted assets		$2,496,558

As of December 31, 2005 Stockholders’ Equity and ratio to total assets	8.0%	$326,560

Unrealized decrease in market value of assets available for sale (net of applicable income taxes)		5,785
Goodwill and other intangible assets		(21,365)
Disallowed servicing assets		(364)

Tangible capital and ratio to adjusted total assets	7.6%	$310,616	1.5%	$61,055

Tier I (core) capital and ratio to adjusted total assets	7.6%	$310,616	3.0%	$122,109	5.0%	$203,516

Tier I (core) capital and ratio to risk-weighted total assets	10.8%	$310,616	4.0%	$115,552	6.0%	$173,328

Allowable Tier 2 capital:
General loan valuation allowances		15,380

Total risk-based capital and ratio to risk-weighted total assets	11.3%	$325,996	8.0%	$231,104	10.0%	$288,880

Total assets		$4,082,716

Adjusted total assets		$4,070,316

Risk-weighted assets		$2,888,804

At periodic intervals, both the OTS and the FDIC routinely examine the Company’s and the Bank’s financial statements as part of their legally proscribed oversight of the savings and loan industry. Based on these examinations, the regulators can direct that the financial statements be adjusted in accordance with their findings.

During the year ended December 31, 2005, an OTS examination resulted in no significant adjustments to the consolidated financial statements.

17. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Bank makes commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The interest rates on both fixed and variable rate mortgage loans are generally based on the market rates in effect on the date the loan application is taken. Commitments generally have fixed expiration dates of no longer than 60 days and other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include single-family homes, marketable securities and income-producing residential and commercial properties. Credit losses may occur when one of the parties fails to perform in accordance with the terms of the contract. The Bank’s exposure to credit risk is represented by the contractual amount of the commitments to extend credit. Allowances for incurred losses on commitments to extend credit are based on management’s best estimate of probable losses that have been incurred as of the consolidated statement of financial position date. If an allowance is deemed necessary, management would record such in other liabilities. At December 31, 2004 and 2005, the Bank provided no such allowances for losses on commitments to extend credit. At December 31, 2005, the Bank had commitments to extend credit for or purchase loans of $ 290.7 million ($ 85.2 million in fixed rate commitments with interest rates ranging from predominantly 4.99% to 8.50%, and the balance of commitments in either variable rate or for which rates had not yet been set). In addition, the Bank also had undisbursed loan proceeds on closed loans of $569.1 million and undisbursed revolving lines of credit of $266.8 million at December 31, 2005. The Bank also has a pre-approval program which commits dollar amounts to potential loan customers based on their credit history. This program, however, does not commit to locked in rates. No fees are received in connection with such commitments. The Bank also issues standby letters of credit which are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentiality the same as that involved in extending loan facilities to customers. At December 31, 2004 and 2005, standby letters of credit amounted to $14.6 million and $15.8 million, respectively.

The Bank leases various properties for periods ranging from one to fifty-one years. Rent expense for the years ended December 31, 2003, 2004 and 2005, was approximately $ 1,525,000, $ 1,696,000 and $ 2,033,000, respectively. At December 31, 2005, future minimum lease payments under these operating leases are as follows:

Years Ending December 31,	Amount
(In Thousands)
2006	$2,806
2007	2,536
2008	2,424
2009	1,989
2010	1,815
Thereafter	16,965

Total	$28,535

The Bank has entered into a three year employment agreement with its Chief Executive Officer. This agreement, among other matters, would provide for severance payments of up to three years salary in the event of termination for reasons other than cause. In addition, the Bank has entered into severance agreements with four of its executive officers. The severance agreements would provide for payments of up to three years salary for these executives, but only in the event of change of control of the Bank.

In December 2002, the Board of Directors of the Company adopted a plan for certain executives, under which the Company has agreed to reimburse them for any excise taxes which may be imposed on them under the federal tax code in connection with payments made following a change in control.

The Company is subject to various claims, legal actions and complaints arising in the ordinary course of business. In the Company’s opinion, the disposition of these matters will not have a material adverse effect on our financial condition, results of operations or cash flows.

18. SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

	For the Years Ended December 31,
	2003	2004	2005
	(In Thousands)
Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$13,748	$13,440	$18,095

Cash paid for interest on deposits and other borrowings	$56,961	$59,311	$77,533

Supplemental Schedule of Noncash Investing and Financing Activities:
Property acquired in settlement of loans	$870	$84	$1,893

Mortgage-backed securities retained from the securitization of mortgage loans	$—	$89,167	$200,562

Issuance of common stock for acquisitions	$—	$—	$12,858

19. EARNINGS PER SHARE

The weighted-average number of shares used to calculate basic and diluted earnings per share for the years ended December 31, 2003, 2004 and 2005, retroactively adjusted to reflect the 3 for 2 stock split in 2004, are as follows:

	For the Year Ended December 31, 2003			For the Year Ended December 31, 2004			For the Year Ended December 31, 2005
	Income (1)	Shares (2)	Per-Share Amount	Income (1)	Shares (2)	Per-Share Amount	Income (1)	Shares (2)	Per-Share Amount
Net income	$17,921,000			$22,897,000			$32,082,000
Basic EPS: Mortgage loans
Net income	$17,921,000	21,747,880	$0.82	$22,897,000	22,068,136	$1.04	$32,082,000	24,344,880	$1.32

Effect of diluted shares :
Common stock options		315,441			680,417			667,648

Diluted EPS:
Net income	$17,921,000	22,063,321	$0.81	$22,897,000	22,748,552	$1.01	$32,082,000	25,012,528	$1.28

(1)	Numerator
(2)	Denominator

Stock options for 5,184, 13,197 and 14,864 shares of common stock were not considered in computing diluted earnings per share for 2003, 2004 and 2005 because they were antidilutive.

20. ACCUMULATED OTHER COMPREHENSIVE LOSS

An analysis of the components of Accumulated Other Comprehensive Loss for the years ended December 31, 2003, 2004 and 2005, net of related tax effects, is as follows:

	December 31,
	2003	2004	2005
	(In Thousands)
Unrealized gain (loss) on assets available for sale:	$(1,060)	$1,546	$(5,785)
Minimum pension liability	(1,657)	(1,949)	(1,857)

Ending balance	$(2,717)	$(403)	$(7,642)

An analysis of the related tax effects allocated to Other Comprehensive Income (Loss) is as follows:

	December 31, 2003			December 31, 2004			December 31, 2005
	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
	(In Thousands)
Unrealized gain (loss) on assets available for sale:
Unrealized holding gains (losses) arising during period	$(685)	$267	$(418)	$4,679	$(1,825)	$2,854	$(11,864)	$4,533	$(7,331)
Reclassification adjustment for (gains) losses realized in net income	2,364	(922)	1,442	(407)	159	(248)	—	—	—
Minimum pension liability adjustment	(339)	133	(206)	(478)	186	(292)	148	(56)	92

Other comprehensive income (loss)	$1,340	$(522)	$818	$3,794	$(1,480)	$2,314	$(11,716)	$4,477	$(7,239)

21. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments – The fair value of the Company’s financial instruments at December 31, 2004 and 2005 is as follows:

	December 31, 2004		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Assets:
Cash and amounts due from depository institutions	$108,327	$108,327	$150,657	$150,657
Interest-bearing deposits	41,082	41,082	39,283	39,283
Securities available for sale	505,629	505,629	410,473	410,473
Securities held to maturity	89,167	90,048	242,497	241,463
Loans receivable (net)	2,556,700	2,583,625	3,036,710	2,986,661
Federal Home Loan Bank stock	17,399	17,399	11,398	11,398
Liabilities:
Deposits	2,814,670	2,813,426	3,540,874	3,535,464
Other borrowed funds	46,097	46,087	54,113	54,101
Advances from the Federal Home Loan Bank	250,855	256,386	92,364	92,610
Junior Subordinated Debentures	53,608	50,411	53,608	53,004

The following methods and assumptions were used to estimate fair value of each major class of financial instrument at December 31, 2004 and 2005.

Cash and Amounts due from Depository Institutions and Interest-Bearing Deposits - The carrying amount of these assets is a reasonable estimate of their fair value.

Securities Available for Sale and Held to Maturity- The fair value of these securities are based on quoted market prices.

Loans Receivable - The fair value of fixed and variable rate loans is estimated by discounting the future cash flows of the loans using the current rates at which similar loans would be made to borrowers with similar credit rating for the same remaining maturities.

Federal Home Loan Bank Stock – The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Deposits - The fair value of demand deposits, savings accounts and money market accounts are equal to the amount payable on demand at the reporting date. The fair values of fixed maturity certificate accounts are estimated by discounting the future cash flows of the certificates using the current rates for advances from the Federal Home Loan Bank with similar maturities.

Other Borrowed Funds - Fair value is estimated using rates currently offered for advances from the Federal Home Loan Bank with similar maturities.

Advances from the Federal Home Loan Bank - The fair value of these advances is estimated by discounting the future cash flows of these advances using the current rates at which similar term advances could be obtained.

Junior Subordinated Debentures - The fair values of the debentures are estimated by discounting the future cash flows of the debentures using the current rates for advances from the Federal Home Loan Bank with similar maturities.

Commitments to Extend Credit and Standby Letters of Credit - The fair value of these commitments is insignificant.

Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts which the Bank could realize in a current transaction.

22. CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed statements of financial position as of December 31, 2004, and 2005 and the condensed statements of operations and statements of cash flows for each of the three years ended December 31, 2005 should be read in conjunction with the consolidated financial statements and related notes.

	December 31,
	2004	2005
	(In Thousands)
STATEMENTS OF FINANCIAL CONDITION
Assets:
Cash and cash equivalents	$13,132	$8,016
ESOP loan receivable	4,174	3,826
Investment in and advances to Bank subsidiary	286,594	326,560
Other assets	3,796	2,666

Total assets	$307,696	$341,068

Liabilities	$56,413	$56,300
Stockholders’ equity	251,283	284,768

Total liabilities and stockholders’ equity	$307,696	$341,068

	Years Ended December 31,
	2003	2004	2005
	(In Thousands)
STATEMENTS OF OPERATIONS
Income	$243	$415	$633
Expenses	3,584	5,834	4,248

Loss before income taxes and equity in earnings of Bank	(3,341)	(5,419)	(3,615)
Income tax benefit	1,303	2,064	1,374

Loss before equity in earnings of subsidiaries	(2,038)	(3,355)	(2,241)
Equity in earnings of subsidiaries	19,959	26,252	34,323

Net income	$17,921	$22,897	$32,082

STATEMENTS OF CASH FLOWS
Cash flow from (for) operating activities:
Net income	$17,921	$22,897	$32,082
Adjustments to reconcile net income to net cash used for operating activities - Equity in earnings of subsidiaries	(19,959)	(26,252)	(34,323)
Other	2,569	3,042	966

Net cash (used for) provided by operating activities	531	(313)	(1,275)

Cash flow from (for) investing activities:
Dividends received from subsidiaries	7,750	—	—
Principal payments on ESOP loan	348	348	348
Investment in subsidiaries	(20,000)	(37,500)	—
Other	(101)	2,306	3,248

Net cash (used for) provided by investing activities	(9,557)	(34,846)	3,596

Cash flow from (for) financing activities:
Proceeds from the sale of stock	309	44,034	307
Purchase of treasury stock	(176)	—	—
Proceeds from the issuance of trust preferred securities, net	21,450	29,822	—
Pay off Trust Preferred Securities	—	(28,750)	—
Cash dividends paid	(5,792)	(5,866)	(7,744)

Net cash provided by (used for) financing activities	15,791	39,240	(7,437)

Net increase (decrease) in cash and cash equivalents	4,319	4,081	(5,116)
Cash and cash equivalents, Beginning of year	4,732	9,051	13,132

Cash and cash equivalents, End of year	$9,051	$13,132	$8,016

23. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, except share data)
Year ended December 31, 2004:
Interest income	$38,062	$39,091	$42,986	$44,525
Interest expense	14,149	14,506	15,246	15,963

Net interest income	23,913	24,585	27,740	28,562

Provision for loan losses	596	794	783	562
Non-interest income	5,787	6,224	5,571	4,561
Non-interest expenses	19,790	20,614	22,403	23,813
Income taxes	3,627	3,713	3,943	3,408

Net Income	$5,687	$5,688	$6,182	$5,340

Earnings per share
Basic	$0.26	$0.26	$0.28	$0.24

Diluted	$0.25	$0.25	$0.27	$0.23

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, except share data)
Year ended December 31, 2005:
Interest income	$45,324	$50,076	$53,983	$57,168
Interest expense	15,251	17,344	20,311	23,305

Net interest income	30,073	32,732	33,672	33,863

Provision for loan losses	572	422	304	579
Non-interest income	5,473	5,719	6,057	6,104
Non-interest expenses	23,936	24,095	26,114	25,914
Income taxes	4,222	5,287	5,052	5,114

Net Income	$6,816	$8,647	$8,259	$8,360

Earnings per share
Basic	$0.29	$0.35	$0..34	$0.34

Diluted	$0.28	$0.35	$0.33	$0.33

Due to rounding, the sum of each quarterly earnings per share may not agree with the annual earnings per share as shown on the Consolidated Statements of Operations.